Exhibit 99.1

Kitov Pharmaceuticals to PRESENT DATA from
a U.S. Market ASSESSMENT for KIT-302

PRESENTATON TO BE MADE ON SEPTEMBER 12, 2016 AT THE 18TH ANNUAL
RODMAN & RENSHAW GLOBAL INVESTMENT CONFERENCE IN NEW YORK CITY

Tel Aviv, Israel, September 6, 2016 - Kitov Pharmaceuticals Holdings Ltd. (NASDAQ/TASE: KTOV), an innovative biopharmaceutical company focused on late stage drug development, will present data from a U.S. Market Assessment of its patented lead drug candidate KIT-302 at the 18th Annual Rodman & Renshaw Global Investment Conference. The conference is being held during September 11-13, 2016, at the Lotte New York Palace Hotel in New York City.

KIT-302 simultaneously treats pain caused by osteoarthritis (OA) and treats hypertension, which is a common side effect of certain stand-alone drugs that treat osteoarthritis pain. KIT-302 is comprised of two U.S. Food and Drug Administration (FDA) approved drugs, celecoxib (the active ingredient in Pfizer's Celebrex®), for the treatment of pain caused by osteoarthritis and amlodipine besylate (the active ingredient in Pfizer's Norvasc®), a drug designed to treat hypertension. Kitov expects to submit a New Drug Application for KIT-302, which successfully completed a pivotal Phase III trial, with the U.S. Food and Drug Administration within six months.

The U.S. Market Assessment included primary and secondary research, in which more than 125 physicians (general practitioners, internists, pain specialists, rheumatologists, and orthopedic surgeons) were surveyed, and one-on-one interviews conducted with physicians (key opinion leaders and high volume prescribers), as well as with Pharmacy Benefit Managers whose client organizations insure approximately 150 million covered lives.

Key data were obtained on the usage of non-steroidal anti-inflammatory drugs (NSAIDs) in general, and of celecoxib in particular, by the respondents’ OA patients, including measures such as average duration of celecoxib therapy, and potential prescribing behavior and adoption for KIT-302.

J. Paul Waymack, M.D., Sc.D., the Chairman of the Board of Directors and Chief Medical Officer of Kitov, will provide an overview of the Company's business and the results of the U.S. Market Assessment during a live presentation at the Rodman & Renshaw conference. Dr. Waymack, Mr. Isaac Israel, Chief Executive Officer, and Dr. Gil Ben-Menachem, VP of Business Development of Kitov, will be available to participate in one-on-one meetings with registered attendees of the conference.

If you would like to attend the Company’s presentation, please click on the following link (www.rodmanevents.com) to register for the Rodman & Renshaw conference. Once your registration is confirmed, you will be prompted to log into the conference website in order to request a one-on-one meeting with Kitov Pharmaceuticals.

Event:  18th Annual Rodman & Renshaw Global Investment Conference

Presentation: Kitov Pharmaceuticals Holdings Ltd.

Date:  Monday, September 12, 2016

Time:  3:00 PM (Eastern Time)

Location:  Room Holmes II (4th floor); Lotte New York Palace Hotel in New York City

An updated company slide presentation will be made available on the Kitov website at www.kitovpharma.com and furnished to the SEC on Form 6-k prior to the conference presentation.

The live presentation will be webcast in real time. To access the webcast, please visit www.rodmanevents.com. The webcast replay will remain available at this website for 90 days following the live presentation, as well as on the Kitov website.

Celebrex® is a registered trademark of G.D. Searle LLC (a subsidiary of Pfizer Inc.). Norvasc® is a registered trademark of Pfizer Inc.

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ/TASE: KTOV) is an innovative biopharmaceutical company focused on late-stage drug development. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's pipeline currently features two combination drugs intended to treat osteoarthritis pain and hypertension simultaneously, including one that achieved the primary efficacy endpoint for its Phase III clinical trial. By lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information on Kitov, the content of which is not part of this press release, please visit www.kitovpharma.com.

Forward-Looking Statements and Kitov’s Safe Harbor Statement

Certain statements in this press release are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Registration Statement on Form F-1 filed with the  U.S. Securities and Exchange Commission (the "SEC”) (file number 333-211477), in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http://www.sec.gov.

Contact:

Simcha Rock
Chief Financial Officer
+972-3-9333121 ext. #105
simcha@kitovpharma.com

Bob Yedid
Managing Director
LifeSci Advisors, LLC
+1-646-597-6989
bob@LifeSciAdvisors.com

SOURCE Kitov